November 1, 2026

JPMorgan Trust IV

390 Madison Avenue

New York, NY 10017

Dear Sirs and Madams:

J.P. Morgan Investment Management Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse each Fund listed on Schedule A for the time periods so indicated. The JPMorgan Service Providers will waive fees or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend and interest expenses on securities sold short, interest, taxes, expenses related to litigation and potential litigation, expenses related to trustee elections and extraordinary expenses not incurred in the ordinary course of each Fund’s business. In addition, each Fund may invest in one or more money market funds advised by the J.P. Morgan Investment Management Inc. or its affiliates (“affiliated money market funds”). The JPMorgan Service Providers as each Fund’s adviser, shareholder servicing agent and/or administrator hereby contractually agree to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on such Fund’s investment in such money market funds. This waiver does not apply to each Fund’s investments in affiliated money market funds made with cash received as collateral from securities lending borrowers.

The JPMorgan Service Providers understand and intend that each Fund will rely on this agreement in preparing and filing their registration statements on Form N-1A and in accruing each Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permits each Fund to do so.

Very truly yours,

J.P. Morgan Investment Management Inc. JPMorgan Distribution Services, Inc.

/s/ Matthew J. Kamburowski
By: Matthew J. Kamburowski

Accepted by: JPMorgan Trust IV

/s/ Timothy J. Clemens
By: Timothy J. Clemens

JPMTIV Fee Waiver Agreement

SCHEDULE A

	Class A	Class C	Class I	Class R5	Class R6
JPMorgan Equity Premium Income Fund[1]	0.85%	1.35%	0.60%	0.45%	0.35%
JPMorgan Hedged Equity 2 Fund[1]	0.85%	1.35%	0.60%	0.45%	0.35%
JPMorgan Hedged Equity 3 Fund[1]	0.85%	1.35%	0.60%	0.45%	0.35%

[1]	Expense limitation is in place until at least 10/31/27.